GeNOsys Inc. Appoints New Chief Financial Officer

PROVO, Utah-- (BUSINESS WIRE)—Tuesday, March 27, 2007—GeNOsys (generated nitric oxide systems) Inc, (OTC:BB GNYS), a medical research and development company specializing in pharmaceutical, biotechnical and medical gas generating systems, announces that Mr. Keith Merrell has agreed to join the Company as its new Chief Financial Officer and General Manager.

Mr. Keith Merrell brings with him a wealth of Health Industry experience having been the CFO for Specialized Health Product International, where he provided financial guidance and management from development stage to a profitable operating company.  In this capacity, Merrell:

• Headed due diligence as part of a negotiating team that transacted a $15MM acquisition

• Prepared all Corporate SEC filings

• Managed SOX 404 assessment team and the implementation of internal controls

• Established new banking relationships and negotiated a credit facility

• Implemented enterprise software to add efficiency to financial reporting and manufacturing operations

Mr. Clark Mower, GeNOsys’ Director stated, “Our Company is progressing quickly with our advanced portable Nitric Oxide Generator, which required us to secure a CFO who has experience in moving a company from a development stage into strategic planning.  Keith is certainly that individual.  We are pleased to have such a talented individual join our management team.”

GeNOsys, Inc. (generated nitric oxide systems) is a medical research and development company specializing in pharmaceutical, biotechnical and medical gas generating systems.  Nitric oxide gas will be one of the medical gases that will be generated along with various combinations of beneficial medical gases suitable for the control of human disease.  GeNOsys management believes it can reduce regulatory time through the use of strategic suppliers.  Distribution will be accelerated through the use of already existing distribution networks that currently sell related respiratory products.  For further information, see the Company’s Website at: www.genosysusa.com

This press release may contain forward-looking statements including the Company’s beliefs about its business prospects and future results of operations. These statements involve risks and uncertainties. Among the important additional factors that could cause actual results to differ materially from those forward-looking statements are risks associated with the overall economic environment, changes in anticipated earnings of the company and other factors detailed in the company’s filings with the SEC.  In addition, the factors underlying Company forecasts are dynamic and subject to change and therefore those forecasts speak only as of the date they are given.  The Company does not undertake to update them; however, it may choose from time to time to update them and if it should do so, it will disseminate the updates to the investing public.

Contact Information:

GeNOsys Inc., Provo

Michael Dancy, 801-746-3570

e-mail: investor@geNOsysusa.com